Exhibit 12.1

Federal Realty Investment Trust

Computation of Ratio of Earnings to Combined Fixed Charges

(in thousands)

	Three months ended
	March 31,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations before income or loss from equity investees	$53,929	$189,317	$165,655	$134,986	$139,380	$126,715
Distributed income of equity investees	21	2,701	2,781	3,287	3,792	3,617
Fixed charges (excluding capitalized interest)	24,021	112,543	105,137	118,920	114,066	98,851
Noncontrolling interests in income of subsidiaries with no fixed charges	(1,043)	(4,204)	(4,691)	(3,995)	(3,698)	(3,519)

Total earnings (A)	$76,928	$300,357	$268,882	$253,198	$253,540	$225,664

Fixed charges:
Interest expense	$23,729	$111,625	$104,486	$118,281	$113,336	$98,169
Capitalized interest	3,830	18,122	20,971	16,181	10,105	8,097
Portion of rents representing interest	292	918	651	639	730	682

Total fixed charges (B)	$27,851	$130,665	$126,108	$135,101	$124,171	$106,948

Ratio of earnings to fixed charges (A divided by B)	2.8	2.3	2.1	1.9	2.0	2.1